UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                                                    CUSIP NUMBER
                             WASHINGTON, D.C. 20549                      727
                                                                        025108
                                   FORM 12b-25

                                  CUSIP NUMBER
                           NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K  [ ] Form 10-Q    [ ] Form N-SAR

         For Period Ended:              December 31, 2000
                           -----------------------------------------------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
         -----------------------------------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Form 10-K for the period ended December 31, 2000 in its entirety

PART I - REGISTRANT INFORMATION

Planet Hollywood International, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

8669 Commodity Circle
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Address of Principal Executive Office (Street and Number)

Orlando, Florida 32819
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         On October 12, 1999, Planet Hollywood International, Inc. (the "Company") and certain of its subsidiaries (collectively with the Company, the "Debtors") commenced cases under Chapter 11 of Title 11 of the United States Code by filing voluntary petitions in the United States Bankruptcy Court for the District of Delaware, Case No. 99-03612 (the "Bankruptcy Court"). On November 8, 1999, the Debtors filed their Joint Plan of Reorganization and Disclosure Statement with the Bankruptcy Court, which was supported by the Official Committee of Unsecured Creditors for the Debtors. Following a hearing held on December 9, 1999, the Bankruptcy Court approved the Disclosure Statement as amended and scheduled a hearing on confirmation of the reorganization plan for January 20, 2000. On December 13, 1999 the Debtors filed their First Amended Joint Plan of Reorganization (the "Plan") and First Amended Disclosure Statement (the "Disclosure Statement") with the Bankruptcy Court. A hearing on the confirmation of the Plan was held on January 20, 2000 and the Plan, as modified by the Confirmation Order, was confirmed by the Bankruptcy Court pursuant to an order dated January 21, 2000. The Plan became effective on May 9, 2000 (the "Effective Date"). As of the Effective Date, the Company's senior subordinated notes payable plus accrued interest were satisfied through the issuance of a combination of cash, new secured PIK notes payable and shares of newly issued Class A Common Stock. Other liabilities subject to compromise are paid through the issuance of new secured PIK notes payable and cash. These transactions resulted in the Company recording an extraordinary gain on debt forgiveness for fiscal 2000. In addition, all existing common stock interests and options to acquire such interests and all other equity securities were cancelled in exchange for newly issued warrants in the reorganized Company.

         The Company, its officers, its management and finance personnel and its counsel have been expending substantial amounts of time in connection with gathering the necessary financial information concerning the consequences of the Plan and finalizing the accounting treatment of the related transactions. The effectiveness of the Plan significantly impacts the information necessary to complete the Company's Form 10-K for the year ended December 31, 2000 and the Company has been unable to incorporate all of such information prior to the filing deadline without the expenditure of unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Christopher Thomas, Planet Hollywood International, Inc.      (407) 352-6886
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(Name)                                                         (Area Code)
                                                            (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The events described above in Part III hereof created significant changes in results of operations from the corresponding period for the last fiscal year and such changes will be reflected in the earnings statements to be included in the Company's Form 10-K for the year ended December 31, 2000. The transactions associated with the Company's Plan of reorganization resulted in the Company recording an extraordinary gain on debt forgiveness for fiscal 2000 of approximately $173 million. Because the Company continues to finalize financial information and the Company's independent public accountants are finalizing their audit of the accounts, a reasonable estimate of the results cannot be currently made.

                      Planet Hollywood International, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2001                   By: /s/ Christopher Thomas
      ------------------------             -------------------------------------
                                           Christopher Thomas,
                                           President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).